                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                                       AND

                                  SCHEDULE 13D
                                (AMENDMENT NO. 3)

                  TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.
                            (Name of Subject Company)

                       TRANSPORTATION ACQUISITION I CORP.
                  TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.
                                 THOMAS M. BEGEL
                                 JAMES D. CIRAR
                                TIMOTHY A. MASEK
                                DONALD C. MUELLER
                            CAMILLO M. SANTOMERO III
                              KENNETH M. TALLERING
                                ANDREW M. WELLER
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   479477 10 1
                      (CUSIP Number of Class of Securities)

                                 THOMAS M. BEGEL
                       TRANSPORTATION ACQUISITION I CORP.
                       980 N. MICHIGAN AVENUE, SUITE 1000
                             CHICAGO, ILLINOIS 60611
                            TELEPHONE: (312) 280-8844
           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)
                                    COPY TO:

          JOSEPH A. COCO, ESQ.                     DENNIS S. HERSCH, ESQ.
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP           DAVIS POLK & WARDWELL
           FOUR TIMES SQUARE                        450 LEXINGTON AVENUE
     NEW YORK, NEW YORK 10036-6522                NEW YORK, NEW YORK 10017
       TELEPHONE: (212) 735-3000                 TELEPHONE: (212) 450-4000
       FACSIMILE: (212) 735-2000                 FACSIMILE: (212) 450-4800

                            CALCULATION OF FILING FEE
================================================================================
     Transaction Valuation*                          Amount of Filing Fee
--------------------------------------------------------------------------------
          $229,346,738                                      $45,870
================================================================================


* ESTIMATED FOR PURPOSES OF CALCULATING THE AMOUNT OF THE FILING FEE ONLY. THE AMOUNT ASSUMES THE PURCHASE OF ALL OUTSTANDING SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE (THE "SHARES"), OF TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC., A DELAWARE CORPORATION (THE "COMPANY"), AT A PRICE OF $21.50 PER SHARE IN CASH. AS OF JANUARY 28, 2000, THERE WERE (1) 10,322,280 SHARES ISSUED AND OUTSTANDING AND
         (2) 636,168 UNEXERCISED OPTIONS TO ACQUIRE SHARES WITH AN EXERCISE PRICE OF LESS THAN $21.50 PER SHARE UNDER VARIOUS EMPLOYEE STOCK POTION PLANS OF THE COMPANY. BASED ON THE FOREGOING, THE TRANSACTION VALUE IS EQUAL TO THE SUM OF (1) THE PRODUCT OF 10,322,280 SHARES AND $21.50 PER SHARE AND (2) THE PRODUCT OF 636,168 SHARES SUBJECT TO OPTIONS TO PURCHASE SHARES WITH AN EXERCISE PRICE OF LESS THAN $21.50 PER SHARE AND THE DIFFERENCE BETWEEN $21.50 PER SHARE AND THE EXERCISE PRICE PER SHARE OF SUCH OPTIONS. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH RULE 0-11 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50TH OF ONE PERCENT OF THE VALUE OF THE TRANSACTION.

|X| CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

AMOUNT PREVIOUSLY PAID:  $45,870       FILING PARTY: TRANSPORTATION TECHNOLOGIES
                                       INDUSTRIES, INC. AND TRANSPORTATION
                                       ACQUISITION I CORP.
FORM OR REGISTRATION NO.: SCHEDULE TO  DATE FILED:  FEBRUARY 3, 2000

|_| CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:
          | |      THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14d-1.
          |X|      ISSUER TENDER OFFER SUBJECT TO RULE 13e-4.
          |X|      GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13e-3.
          |X|      AMENDMENT TO SCHEDULE 13D UNDER RULE 13d-2.

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF A TENDER OFFER: |_|

CUSIP NO. 479477101
--------------------------------------


   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Thomas M. Begel
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)
                                                                           [   ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                  455,012 (1)
                           -----------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                 0
                           -----------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                 455,012 (1)
                           -----------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                   0
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           455,012 (1)
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                          [   ]

--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.4%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

--------

(1) Includes 50,000 shares of Common Stock subject to options exercisable within 60 days after the date of this Statement, approximately 4,000 shares of Common Stock held through a 401(k) plan and 29,500 shares of restricted Common Stock.

CUSIP NO. 479477101
--------------------------------------


   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         James D. Cirar
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)
                                                                           [   ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                  135,398(1)
                           -----------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                 0
                           -----------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                 135,398(1)
                           -----------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                   0
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           135,398(1)
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                          [   ]

--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.3%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

--------

(1) Includes 100,000 shares of Common Stock subject to options exercisable within 60 days after the date of this Statement and 13,398 shares of Common Stock held in self-directed IRA.

CUSIP NO. 479477101
--------------------------------------


   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Timothy A. Masek
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)
                                                                           [   ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                  43,700(1)
                           -----------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                 0
                           -----------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                 43,700(1)
                           -----------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                   0
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           43,700(1)
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                          [   ]

--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.4%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

--------

(1) Includes 18,800 shares of Common Stock subject to options exercisable within 60 days after the date of this Statement, approximately 2,500 shares of Common Stock held through a 401(k) plan and 19,500 shares of restricted Common Stock.

CUSIP NO. 479477101
--------------------------------------


   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Donald C. Mueller
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)
                                                                           [   ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                  7,142(1)
                           -----------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                 0
                           -----------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                 7,142(1)
                           -----------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                   0
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,142(1)
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                          [   ]

--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.0%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

--------

(1) Includes 6,667 shares of Common Stock subject to options exercisable within 60 days after the date of this Statement and 475 shares of Common Stock held through a 401(k) plan.

CUSIP NO. 479477101
--------------------------------------


   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Camillo M. Santomero III
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)
                                                                           [   ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                  173,000(1)
                           -----------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                 0
                           -----------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                 173,000(1)
                           -----------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                   0
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           173,000(1)
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [X]

--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.7%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

--------

(1) Mr. Santomero is a private investor and a Senior Consultant to Chase Capital Partners, which beneficially owns shares of Common Stock, but Mr. Santomero disclaims beneficial ownership of such shares. Mr. Santomero, however, has an interest in a pool of securities, inlcluding shares of Common Stock, acquired by Chemical Equity Associates at the time he was a General Partner of Chemical Venture Partners (now Chase Capital Partners). Mr. Santomero holds options to purchase 23,000 shares of Common Stock, of which 20,000 are exercisable within 60 days after the date of this Statement.

CUSIP NO. 479477101
--------------------------------------


   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Kenneth M. Tallering
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)
                                                                           [   ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                  62,300(1)
                           -----------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                 0
                           -----------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                 62,300(1)
                           -----------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                   0
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           62,300(1)
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [X]

--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.6%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

--------

(1) Includes 37,500 shares of Common Stock subject to options exercisable within 60 days after the date of this Statement, approximately 4,000 shares of Common Stock held through a 401(k) plan and 19,500 shares of restricted Common Stock.

CUSIP NO. 479477101
--------------------------------------


   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Andrew M. Weller
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)
                                                                           [   ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                  152,500(1)
                           -----------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                 0
                           -----------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                 152,500(1)
                           -----------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                   0
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           152,500(1)
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [X]

--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.5%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

--------

(1) Includes 105,000 shares of Common Stock subject to options exercisable within 60 days after the date of this Statement, approximately 4,000 shares of Common Stock held through a 401(k) plan and 29,500 shares of restricted Common Stock.

                                  TENDER OFFER

         This Amendment No. 2 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed by Thomas M. Begel, Timothy A. Masek, Camillo M. Santomero III, Kenneth
M. Tallering and Andrew M. Weller on February 3, 2000, as amended, relating to the joint tender offer by Transportation Acquisition I Corp. ("Acquisition"), and Transportation Technologies Industries, Inc. (the "Company") to purchase all shares of common stock, par value $0.01 per share (the "Common Stock"), together with the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of October 5, 1995, between the Company and BankBoston N.A., as Rights Agent, of the Company at $21.50 per Share, net to the seller in cash, without interest. This Amendment is filed by the Company, Acquisition, Thomas M. Begel, James D. Cirar, Timothy
A. Masek, Donald C. Mueller, Camillo M. Santomero III, Kenneth M. Tallering and Andrew M. Weller. This Amendment also constitutes Amendment No. 3 to the
Schedule 13D originally filed on December 23, 1999, as amended.

         The tender offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 3, 2000, as amended (the "Offer to Purchase"), and the related letter of transmittal. The information included in the Offer to Purchase is incorporated by reference herein. Unless otherwise defined, all capitalized terms used herein shall have the respective meanings given to such terms in the Offer to Purchase.

ITEM 11.  ADDITIONAL INFORMATION.

         Item 11 is hereby amended and supplemented by incorporating by reference the press release issued by the Company on March 6, 2000, a copy of which is filed herewith as Exhibit (a)(10) to the Schedule TO.

ITEM 12.  MATERIALS TO BE FILED AS EXHIBITS.

         Item 12 is hereby amended and supplemented by adding the following at the end thereof:

         (a)(10) Press Release of the Company, dated March 6, 2000.

                                   SIGNATURES

         After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


                                 TRANSPORTATION ACQUISITION I CORP.

                                 By:  /s/  KENNETH M. TALLERING
                                    -------------------------------------------
                                 Name:  Kenneth M. Tallering
                                 Title: Vice President

                                 TRANSPORTATION TECHNOLOGIES
                                 INDUSTRIES, INC.

                                 By:  /s/   ANDREW M. WELLER
                                    -------------------------------------------
                                 Name:  Andrew M. Weller
                                 Title: President and Chief Operating Officer

                                      /s/   THOMAS M. BEGEL
                                 ----------------------------------------------
                                            Thomas M. Begel

                                      /s/   JAMES D. CIRAR
                                 ----------------------------------------------
                                            James D. Cirar

                                      /s/   TIMOTHY A. MASEK
                                 ----------------------------------------------
                                            Timothy A. Masek

                                      /s/   DONALD C. MUELLER
                                 ----------------------------------------------
                                            Donald C. Mueller

                                      /s/   CAMILLO M. SANTOMERO III
                                 ----------------------------------------------
                                            Camillo M. Santomero III

                                      /s/   KENNETH M. TALLERING
                                 ----------------------------------------------
                                            Kenneth M. Tallering

                                      /s/   ANDREW M. WELLER
                                 ----------------------------------------------
                                            Andrew M. Weller


                                INDEX TO EXHIBITS

ITEM             DESCRIPTION
(a)(10)          Press Release of the Company, dated March 6, 2000.